Exhibit 12.1

Catamaran Corporation

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$190,337	$138,294	$97,556	$68,085	$20,304
Add fixed charges:
Interest expense (1)	25,847	1,904	1,362	5,399	4,140
Interest portion of consolidated rent expense (2)	5,715	2,140	1,896	2,179	1,773

Adjusted earnings	$221,899	$142,338	$100,814	$75,663	$26,217

Fixed charges:
Interest expense	$25,847	$1,904	$1,362	$5,399	$4,140
Interest portion of consolidated rent expense	5,715	2,140	1,896	2,179	1,773

Total fixed charges	$31,562	$4,044	$3,258	$7,578	$5,913

Ratio of earnings to fixed charges	7.03	35.20	30.94	9.98	4.43

(1)	Interest expense on income tax contingencies is not included in fixed charges
(2)	One third of rental expenses was used to represent the interest factor of rental expenses